                                                                   Exhibit 12(a)

                       PPL CORPORATION AND SUBSIDIARIES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                             (Millions of Dollars)

                                                                 1999   1998   1997   1996   1995
                                                                 ----   ----   ----   ----   ----
Fixed charges, as defined:
  Interest on long-term debt.................................    $233   $203   $196   $207   $213
  Interest on short-term debt and other interest.............      47     33     26     17     18
  Amortization of debt discount, expense and premium - net...       4      2      2      2      2
  Interest on capital lease obligations
      Charged to expense.....................................       8      8      9     13     15
      Capitalized............................................       1      2      2      2      2
  Estimated interest component of operating rentals..........      20     18     15      8      8
  Proportionate share of fixed charges
    of 50-percent-or-less-owned persons......................       1      1      1      1      1
                                                                 ----   ----   ----   ----   ----

          Total fixed charges................................    $314   $267   $251   $250   $259
                                                                 ====   ====   ====   ====   ====

Earnings, as defined:
  Net income (a).............................................    $478   $379   $296   $329   $323
  Preferred and Preference Stock Dividend Requirements.......      26     25     24     28     28
  Less undistributed income of less
    than 50-percent-owned persons............................      --     --     --     --     --
                                                                 ----   ----   ----   ----   ----
                                                                  504    404    320    357    351

Add (Deduct):
  Income taxes...............................................     174    259    238    253    286
  Amortization of capitalized interest on capital leases.....       2      2      2      4      5

  Total fixed charges as above
    (excluding capitalized interest
    on capital lease obligations)............................     313    265    248    248    257
                                                                 ----   ----   ----   ----   ----

          Total earnings.....................................    $993   $930   $808   $862   $899
                                                                 ====   ====   ====   ====   ====

Ratio of earnings to fixed charges (b).......................    3.16   3.48   3.22   3.45   3.47
                                                                 ====   ====   ====   ====   ====

(a)  1999 and 1998 net income excluding extraordinary items.
(b) Based on earnings excluding one-time adjustments, the ratio of earnings to fixed charges are: 1999, 2.86; 1998, 3.10; 1997, 3.40; and 1995, 3.08.